AMERICAN SPECTRUM

January 18, 2011

Ms. Cicely LaMothe
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.

Re:	American Spectrum Realty, Inc.
2009 Form 10-K
File No. 001-16785

Dear Ms. La Mothe:

We are in receipt of your letter dated January 7, 2011.

Please be advised that we will need additional time to respond to your comments.   We expect to submit our response to your comments by February 4, 2011.

Thank you for your attention.

Very truly yours, /s/ William J. Carden William J. Carden Chief Executive Officer

AMERICAN SPECTRUM REALTY, INC.
2401 Fountain View, Suite 510, Houston, TX 77057
PH/ 713-706-6200   FX/713-706-6201
www.americanspectrum.com